EXHIBIT 99.1

HEXO Corp to announce third quarter fiscal 2019 results and webcast

GATINEAU, Quebec, June 10, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) will release its financial results for the third quarter fiscal 2019 ended April 30 after markets close on June 12, 2019.

Following the release of its results, HEXO Corp will host a webcast at 8:30 a.m. EDT on June 13, 2019.

Webcast Details

Date: June 13, 2019

Time: 8:30 a.m. EDT

Webcast: https://event.on24.com/wcc/r/2024795/B3292162910AF83BBB1BF16DA71732DF

Replay Information

A replay of the call will be accessible by telephone until 11:59 a.m. EDT on June 27, 2019.

Toll Free Dial-In Number: 1-888-390-0541

Replay Password: 717260#

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.27 million sq. ft of facilities in Ontario and Quebec, including a centre of excellence for manufacturing in Belleville, Ontario. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Director
Adam Miron
819-639-5498